[Letterhead of Sellers Capital Master Fund, Ltd. and Sellers Capital LLC]
November 21, 2008
By EDGAR and Fax
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel F. Duchovny, Esq.
                 Special Counsel
RE: Premier Exhibitions, Inc. (the “Company”) Soliciting Materials filed pursuant to Rule 14a-12 Filed November 6, 2008 by Sellers Capital Master Fund, Ltd. and Sellers Capital LLC File No. 000-24452
Dear Mr. Duchovny,
We have received your comments to the above referenced filing set forth in your letter dated November 13, 2008. This letter is on behalf of Sellers Capital Master Fund, Ltd. and Sellers Capital LLC (together, “Sellers Capital”), and Sellers Capital’s responses set forth below correspond with the headings and numbers in your letter. For convenience of review, this letter includes your comments in bold and italics with Sellers Capital’s responses below.
Soliciting Materials
1.	Please note that parties intending to rely upon Rule 14a-12 in making proxy or consent solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies or consents. See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov. However, your materials state that “if [you] initiate a proxy contest....” You and your nominees would be participants in that solicitation. Please confirm that you will either (i) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A to future communications; or (ii) refrain from public solicitation activities of Premier Exhibitions security holders.

We confirm that we will find an appropriate exemption from Exchange Act Rule 14a-3(a) for any future press releases that we issue prior to furnishing the Company’s shareholders with a proxy or consent solicitation statement complying with the federal proxy rules.

When we issued our press release on November 6, 2008, Sellers Capital intended to file a proxy statement and solicit proxies or consents of the Company’s shareholders. The language used at the end of our press release stating “[i]f Sellers Capital initiates a proxy contest...” was intended to recognize that in a contest for control of a public corporation developments occur on a daily basis and circumstances could thereafter arise in which we would not file a proxy statement and solicit proxies or consents, and it was our intent to fairly apprise the Company’s shareholders of the possibility of such circumstances. However, on that date we believe we intended to file a proxy statement within the meaning of Rule 14a-12. We will endeavor in future communications to avoid the use of any language that might create confusion on this point.
2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following statements:
•	multiple failures of management;

•	Mr. Geller’s excessive compensation;

•	the dismal track record of Board oversight with respect to reigning in management;

•	the [fiscal year 2008] problems persist in fiscal year 2009;

•	the board’s track record is not good;

•	the company’s “consistent pattern of overpromising and under-delivering to the investors”; and

•	each of the factors listed in the bullet points on the first page of your press release.
Provided below are our responses to your request for further support.
•	Multiple failures of management
•	EBITDA of the Company has declined from $15.3 million in the first half of fiscal year 2008 to $1.3 million in the first half of fiscal year 2009.

•	The turnover of senior level management has been high.

•	The Company has failed to develop a business plan.

•	Until recently, the Company did not have a forecast or projection beyond one year.

•	The Company has allowed significant delays in new product development.
•	Mr. Geller’s excessive compensation
•	Mr. Geller’s current compensation is $670,000. In addition, Mr. Geller’s spouse receives $190,000 as a senior designer. The market cap of the Company is $30 million and the Company is losing money. Mr. Geller’s current compensation is more in line with companies that are five times the current market cap of the Company.

•	In fiscal year 2008, Mr. Geller’s total compensation package was $1.25 million and his spouse received $300,000 in salary and royalties.
•	The dismal track record of Board oversight with respect to reigning in management
•	Under the leadership of the former CEO, the Company entered into several transactions, including the Times Square transaction, that would have cost the Company up to tens of millions of dollars if the transactions were not terminated by the current CEO. If these transactions were not terminated by the current

CEO, the Company would be under contractual obligations for tens of millions of dollars, most of which it could not pay in its current circumstances.

•	Mr. Geller has handled significant changes in the Titanic lawsuit without the consent of the Board of the Company.

•	The Board of the Company has allowed the management to conduct business for years without a business plan.
•	The [fiscal year 2008] problems persist in fiscal year 2009
•	The Company’s revenues from the “Bodies” exhibitions continue to decline.

•	Earnings per share (“EPS”) continues to decline.

•	International revenues as a percentage of total revenues continue to decline.

•	Cash balance continues to decline.

•	Personnel turnover remains high.

•	Delays in rolling out new exhibits continue.

•	Sales and marketing remains a problem.
•	The board’s track record is not good
•	See our response to the third bullet point (“The dismal track record of Board oversight with respect to reigning in management”) above.

•	The primary responsibility of the board is to ensure that it has the right CEO. The Company hired and fired its former CEO in less than one year. In addition, its largest shareholder is calling for the resignation of the current CEO.

•	Directors’ other roles are to ensure that a company has the right strategy and people in place and to monitor the company’s progress. Until representatives of Sellers Capital were appointed to the Board of the Company, the Board did not do these things.
•	The company’s “consistent pattern of overpromising and under-delivering to investors”
•	The Company has consistently missed EPS estimates, which we understand are made by analysts based on the Company’s communications. On one of the earnings calls, Mr. Geller stated that the Company could earn $1.00 in EPS in 2008, which is significantly different from the EPS losses that are now occurring.

Earnings History	Nov-07	Feb-08	May-08
EPS Estimate	0.13	0.06	0.06
EPS Actual	0.08	0.02	-0.03
Difference	-0.05	-0.04	-0.09
Surprise %	-38.5%	-66.7%	-150.0%
•	The Company’s new exhibits have been delayed significantly as compared to when they were to have started. The “Luxor” exhibition was originally slated to commence at the beginning of calendar year 2008. However, only one exhibition, “Bodies,” has been placed with the next exhibit slated to begin in 2009. Dialogue has been delayed a couple of times and the launch of “Sports Immortals” has been postponed several times.

•	Each of the factors listed in the bullet points on the first page of our press release
Our support for each factor listed in the bullet points follows below.
•	A declining cash balance and liquidity
On September 30, 2007, the Company had approximately $30 million in cash, as compared to $9 million on September 30, 2008.
•	A bloated organizational structure and failure to implement a streamlined management structure to reduce payroll
SG&A increased from $7 million in the first two quarters of fiscal year 2008 based on $27.5 million in revenues to $15.2 million in the first two quarters of fiscal year 2009 based on $30.3 million of revenues.
•	No clear plan to monetize the company’s Titanic assets currently tied up in litigation and a continued failure to resolve the legal dispute and unlock the value for shareholders
There is no written plan to monetize the Titanic assets and the dispute has been tied up in litigation for several years and is still on-going.
•	Rampant nepotism and a lack of human resource policies designed to control the employment of family members and friends
Mr. Geller has employed his spouse and his niece, with his spouse reporting to Mr. Geller. Tom Zaller, a Vice-President of the Company, has his father-in-law reporting directly to him. Mr. Zaller’s brother John is the co-head of design and his other brother Paul has a sub-contract with the Company, “reporting” to Mr. Zaller. In addition, ex-employees have reported that one of the problems in working at the Company is the family and friends network mentality that exists in the Company. The Company has a policy of not hiring employees who would report to a family member, but this policy has been violated several times (e.g., Judy Geller, Mr. Geller’s wife, reports to Mr. Geller and Mr. Zaller’s father-in-law reports to him).
•	Geller’s inability to delegate authority and failure to create a succession plan
There is no formal or informal succession plan that has been written or communicated with the Board of the Company.
•	A lack of a cohesive, healthy corporate culture with clear lines of communication
The Company has experienced high turnover, especially recently at the management level, and numerous changes have taken place since February 2008. The CEO stepped down and was succeeded by the President, who was then replaced by the former CEO in August 2008. A new CFO, who was hired in February 2008, has recently announced his intention to resign if Mr. Geller is not replaced. Ten people, including the most recently hired Vice President of Marketing, have recently been fired. The Vice President of Sponsorships was both hired and resigned in 2008. The Chief Legal Counsel resigned and two members of the Board resigned in 2008 after less than one year of service on the Board.
•	A stock price just above $1, risking a NASDAQ delisting
The stock price of the Company hit a high of $18.24 per share on July 27, 2007, but is trading at about $0.70 per share on November 18, 2008.
3.	You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Your statements that (i) you do not believe Mr. Geller and the board of directors have had the best interests of shareholders in mind when making decisions, (ii) the board “failed to govern management and guide the company in a way that protects shareholder interests” imply that the referenced individuals have not fulfilled their fiduciary duties, and (iii) that the current board has provided “lax oversight.”

In our future communications, we will endeavor to avoid statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.
In connection with these responses to your letter, Sellers Capital acknowledges that:
•	Sellers Capital is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Sellers Capital may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these responses, please contact our counsel, Derek D. Bork of Thompson Hine LLP, at 216-566-5500.
Respectfully,

Sellers Capital Master Fund, Ltd.			Sellers Capital LLC

By:	/s/ Samuel S. Weiser		By:	/s/ Samuel S. Weiser

	Name:	Samuel S. Weiser		Name:	Samuel S. Weiser
	Title:	Chief Operating Officer, Sellers Capital LLC, Investment Manager		Title:	Chief Operating Officer

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